321 Railroad Avenue
Greenwich, CT 06830
Telephone: (203) 863-8200

August 22, 2017

Via EDGAR and E-Mail

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Urstadt Biddle Properties Inc.
Registration Statement on Form S-3
Filed: August 7, 2017
File No. 333-219762

Dear Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Urstadt Biddle Properties Inc. hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (Reg. No. 333-219762) to 5:00 p.m., Eastern time, on Thursday, August 24, 2017, or as soon thereafter as is practicable.

Very truly yours,

Urstadt Biddle Properties Inc.

By:	/s/ Miyun Sung
Miyun Sung
Senior Vice President & Chief Corporate Counsel

cc:	Carol B. Stubblefield, Esq.
Baker & McKenzie LLP